MANAGEMENT'S DISCUSSION & ANALYSIS

SEPTEMBER 30, 2020

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2020	TSX: SIL | NYSE American: SILV

This Management's Discussion and Analysis ("MD&A") is an overview of all material information about SilverCrest Metals Inc.'s (the "Company" or "SilverCrest") operations, liquidity, and capital resources for the three and nine months ended September 30, 2020. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 and 2019, and the related notes contained therein which have been prepared under International Accounting Standard 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). The following should also be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2019 and 2018, and the related notes contained therein which have been prepared under International Financial Reporting Standards ("IFRS") as issued by the IASB. Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2019 (the "AIF"), is available on SEDAR at www.sedar.com and on the Company's website www.silvercrestmetals.com.

The first, second, third, and fourth quarters of the Company's fiscal years are referred to as "Q1", "Q2", "Q3", and "Q4", respectively, and the first and second half of the Company's fiscal years are referred to as "H1" and "H2", respectively. All amounts are stated in Canadian dollars, and tabular amounts are stated in thousands of Canadian dollars except for per share amounts, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

The effective date of this MD&A is November 10, 2020. This MD&A contains forward-looking information.

FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of Canadian and United States securities legislation. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs.  In addition, these statements include, but are not limited to the future price of commodities, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, the impact of the COVID-19 pandemic on operations, future financings and Company share price and on the timing and completion of exploration programs, technical reports and studies, including the Company's feasibility study on the Las Chispas property scheduled for December 2020 or January 2021, the success of exploration and development activities and mining operations, the timing of construction and mine operation activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of exploration and production operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage; maintenance of adequate internal control over financial reporting; and the timing and possible outcome of litigation.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies.  The Company has made assumptions based on many of these factors which include, without limitation, present and future business strategies, the environment in which the Company will operate in the future, including the price of silver and gold, anticipated cost and the ability to achieve goals.  Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, volatility in the price of silver and gold, discrepancies between actual estimated production, mineral resources and metallurgical recovery, mining operational and development risks, regulatory restrictions, activities by governmental authorities and changes in legislation, community relations, the speculative nature of mineral exploration, the global economic climate, loss of key employees, additional funding requirements and defective title to mineral claims or property and the ultimate impact of the COVID-19 pandemic on operations.  While the Company has attempted to identify important factors that could cause actual actions, events or results to differ from those described in forward-looking statements, there may be factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; reliability of mineral resource estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the COVID-19 pandemic) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly the Mexican peso, Canadian dollar and United States dollar); uncertainty in the Company's ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company's exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company's forward-looking statements.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2020	TSX: SIL | NYSE American: SILV

The Company's forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.  The Company undertakes no obligation to update or revise any forward-looking statements included in this MD&A if these beliefs, expectations and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng, and Chief Executive Officer of the Company, who is a 'Qualified Person' for the purpose of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time (the "CIM Definition Standards"); however, these terms are not defined terms under the United States Securities and Exchange Commission ("SEC") Industry Guide 7 ("Industry Guide 7") under the United States Securities Act of 1933, as amended, and historically have not been permitted to be used in reports and registration statements filed with the SEC pursuant to Industry Guide 7. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. The quantity and grade or quality of Inferred Mineral Resources are estimated on the basis of limited geological evidence and sampling, and geological evidence is sufficient to imply but not verify geological and grade or quality continuity. Although it is reasonably expected that majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration, readers are cautioned not to assume that all or any part of Indicated Mineral Resources will ever be converted into mineral reserves recognized under NI 43-101 or SEC Industry Guide 7. Under Canadian rules, Inferred Mineral Resources must not be included in the economic analysis, production schedules, or estimated mine life in any publicly disclosed pre-feasibility or feasibility studies and can only be used in economic studies as provided under NI 43-101. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, SEC Industry Guide 7 only permits issuers to report mineralization that does not constitute "reserves" as in-place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies who prepare their disclosure in accordance with SEC Industry Guide 7. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2020	TSX: SIL | NYSE American: SILV

COVID-19

The Company's business could be adversely affected by the effects of the ongoing outbreak of respiratory illness caused by COVID-19. Since early March 2020, significant measures have been implemented in Canada, Mexico and the rest of the world by governmental authorities in response to the increased impact from COVID-19. The Company cannot accurately predict the impact COVID-19 will have on the ability of third parties to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions on planned drill and exploration programs, construction plans, ongoing feasibility study and other factors that depend on future developments beyond the Company's control. In addition, COVID-19 has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries (including Canada and Mexico), resulting in an economic downturn that may negatively impact the Company's financial position, financial performance, cash flows, and its ability to raise capital. In compliance with directives issued by the Mexican government, the Company suspended exploration activities at the Las Chispas Project on April 1, 2020. Exploration activities resumed on May 19, 2020, in accordance with all health-related directives issued by the Mexican government and following strict COVID-19 protocols. The Company continues to operate its business and move its Las Chispas property forward under these strict COVID-19 protocols, including a quarantined work camp, mandatory COVID-19 testing of all employees and contractors and adjustment of exploration and development work schedules as necessary. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on the Company's exploration activities, including the impact on timing of its planned feasibility study, cannot be reasonably estimated at this time. The recent increase in COVID-19 cases globally may impact the Company's operations due to additional government mandated shutdowns or closures.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2020	TSX: SIL | NYSE American: SILV

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2020	TSX: SIL | NYSE American: SILV

1.  DESCRIPTION OF BUSINESS

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions, and targeting production in Mexico's historic precious metal districts. The Company's ongoing initiative is to increase its asset base by acquiring and developing substantial precious metal resources, and ultimately operating silver/gold mines in the Americas.

At September 30, 2020, the Company had a total of five Mexican exploration properties located in Sonora, Mexico. The Company's current focus is the Las Chispas Property (or the "Property"), which is located approximately 180 kilometres northeast of Hermosillo, Sonora, Mexico. The Property is in a prolific mining area with nearby precious metal producers, and consists of 28 concessions totaling approximately 1,400 hectares. The Company has now identified 45 epithermal veins on the Property. Only 10 of these 45 veins were included in the preliminary economic assessment technical report entitled "Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico", effective May 15, 2019, as amended and dated July 19, 2019 (the "PEA"), available on SEDAR (www.sedar.com) or the Company's website (www.silvercrestmetals.com). A total of 21 of the 45 veins will be incorporated into the resource and reserve estimation for the feasibility study scheduled for completion during December 2020 or January 2021 subject to potential further interruptions due to the COVID-19 pandemic.

The 45 veins identified on the Property are low to intermediate sulfidation epithermal veins ranging from 0.5 to 11 metres wide (true width). Veins consist of quartz with calcite veining, stockwork, and or breccia. The in-situ precious metal value within the discovered veins to date is approximately 50/50 silver and gold, and contains minor base metals. High-grade areas or zones in a vein are controlled by structures, bedding contacts, proximity to intrusive dykes, and geochemical characteristics. A majority of the defined veins are exposed at the surface with many having historic shallow workings. High-grade discoveries are being made on faulted extensions of unmined veins and down plunge high-grade extensions away from historic workings. To the Company's knowledge, all discoveries to date had not been drill-tested until SilverCrest initiated its program in 2016.

Details of the Company's other properties are available in the AIF and on the Company's website, www.silvercrestmetals.com.

2.  HIGHLIGHTS

The Company's key events and highlights from January 1, 2020 to the date of this MD&A, include the following:

Las Chispas Project Exploration Program

COVID-19 Update

The Company continues to adjust to the unprecedented COVID-19 conditions. At Las Chispas, the Company constructed a fully confined temporary camp with a capacity for 160 essential persons to continue exploration, underground workings and construction of early works, with the objective of limiting potential exposure of personnel and nearby communities to the virus. Before entering the confined camp, all persons are tested for COVID-19 (rRT-PCR test) and following receipt of negative tests, are transported to site using strict health and safety protocols. Once on site, all appropriate COVID-19 related protocols are enforced. As of September 30, 2020, the Company incurred approximately $1.0 million of expenditures related to COVID-19, the majority of which was for the construction and operation of the fully confined camp at Las Chispas and for providing assistance with medical needs in the local communities.

Exploration Update

During the nine months ended September 30, 2020, the Company completed approximately 146,000 metres of infill and expansion drilling (55% in-fill and 45% expansion). Target budgeted drilling of an estimated 34,000 metres (focusing on high-grade resource expansion) is planned for Q4. As of October 31, 2020, the Company had drilled an estimated cumulative 461,000 metres (1,712 drill holes) since inception of the project. Results since February 2019 (drilling cut-off date for the PEA) are expected to be presented in a sixth technical report, the feasibility study, anticipated in December 2020 or January 2021, subject to further impacts caused by the COVID-19 pandemic.

From January 1, 2020, the Company announced further exploration and drill results, which included:

  Expansion of the Babi Sur Vein (news release dated January 20, 2020);
  Discovery of Area 200 zone and additional drill results from the Babicanora Norte Vein (news release dated February 18, 2020);
  Expansion of the Babi Vista Vein (news releases dated March 9, 2020, May 12, 2020 and August 13, 2020); and
  Discovery of the El Muerto zone (news release dated November 5, 2020).

Operations Update

During the nine months ended September 30, 2020, the Company completed approximately 4.1 km of underground decline and lateral drifting, including 569 metres of in-vein drifting, and stockpiled an additional estimated 19,000 tonnes of mineralized material. By the end of October 2020, cumulatively, the Company had completed approximately 7.5 km of underground workings, including 1.3 km of in-vein drifting, and stockpiled approximately 47,000 tonnes of mineralized material with an estimated diluted grade 7.21 gpt Au and 590 gpt Ag, or 1,130 gpt AgEq (75:1 Ag:Au). The Company has budgeted 525 metres per month of underground workings for Q4, 2020.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2020	TSX: SIL | NYSE American: SILV

Other ongoing site work during the nine months ended September 30, 2020, included feasibility assessment work, basic engineering, detailed engineering, infrastructure construction activities, an extensive metallurgical test program (see news release dated March 5, 2020), completion of a vent raise associated with the Santa Rosa decline and underground workings, and permitting for various additional work. The feasibility study is progressing in parallel with the exploration and development efforts. Camp expansion to house up to 500 essential persons and procurement of long lead equipment items are expected to start in Q4, 2020 or early 2021, the majority of which will be pending a positive feasibility study and a decision to proceed with development.

Las Chispas Expenditures

During the nine months ended September 30, 2020, the Company incurred $49.0 million of exploration expenditures at Las Chispas (refer to the table, below, and "6. Financings - Use of Proceeds"), for a cumulative of $125.7 million since inception of the project.

The following table details the cumulative exploration expenditures at the Company's Las Chispas Property (in thousands):

	Cumulative to December 31, 2018	Expenditures during 2019	Cumulative to December 31, 2019	Expenditures during the nine month period	Cumulative to September 30, 2020
Exploration and evaluation expenditures:
Assays	$2,813	$2,842	$5,655	$1,406	$7,061
Decline construction and underground workings	-	11,356	11,356	13,881	25,237
Depreciation	93	125	218	203	421
Drilling	17,513	24,025	41,538	17,980	59,518
Field and administrative costs	2,122	3,083	5,205	3,678	8,883
Salaries and remuneration	2,473	3,465	5,938	3,963	9,901
Share-based compensation	751	2,358	3,109	1,297	4,406
Technical consulting services and studies	644	3,028	3,672	6,566	10,238
TOTAL	$26,409	$50,282	$76,691	$48,974	$125,665

To September 30, 2020, the Company had also capitalized acquisition costs of $5.5 million for the Las Chispas Property for cumulative property expenditures of $131.2 million since inception.

Corporate Update

During the nine months ended September 30, 2020, Corporate Highlights included the following:

  On January 10, 2020, completion of a private placement with SSR Mining Inc. ("SSR Mining") of 1,819,074 common shares at a price of $7.28 per common share for gross proceeds of $13.2 million.

  On March 11, 2020, the Company entered into an agreement with National Bank Financial ("NBF") on behalf of a syndicate of underwriters for a prospectus offering, pursuant to which the underwriters agreed to purchase, on a bought-deal basis, 9,100,000 common shares of the Company at a price of $8.25 per common share for aggregate gross proceeds to the Company of $75.1 million. On March 17, 2020, NBF, on behalf of the syndicate of underwriters, served notice on the Company purporting to terminate their obligations under the agreement on the basis of the COVID-19 pandemic and its adverse effect on financial markets. The Company's position is that the underwriters had no basis for terminating the agreement and is considering its legal remedies against NBF for breach of its obligations under the agreement.

  On April 17, 2020, the Company completed a non-brokered private placement of 13,465,001 common shares at a price of $7.50 per common share for gross proceeds of $101.0 million.

  On April 24, 2020, the Company completed a private placement with SSR Mining of 3,597,291 common shares at a price of $7.50 per common share for gross proceeds of $27.0 million. SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018.

  As at May 14, 2020, SSR Mining issued a news release announcing that it has divested its SilverCrest equity position and did not hold any common shares of the Company. As a result, SSR Mining no longer has the equity participation right pursuant to an agreement between the Company and SSR Mining dated November 28, 2018.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2020	TSX: SIL | NYSE American: SILV

  On June 9, 2020, the Company filed a final short form base shelf prospectus to offer securities of up to an aggregate initial offering price of $200 million at any time during the 25-month effective period of the prospectus. The objective of the prospectus is to provide the Company with the flexibility to take advantage of equity, debt, convertible debt and other financing opportunities that may arise during the period the prospectus is effective. As of November 10, 2020, the Company has not filed a prospectus supplement under this prospectus.

  On June 15, 2020, the Company held its Annual General Meeting, whereby shareholders voted in favour of all items of business, including the election of each director and re-appointment of its auditors. At the Board of Directors meeting following the AGM, the Board re-appointed all executive officers, except for Nicholas Campbell, Executive Vice President of Business Development who had resigned his position.

  Issuance of 2,762,250 common shares upon the exercise of stock options at exercise prices ranging from $0.16 to $8.21 per common share for gross proceeds of $4.0 million.

  On July 10, 2020, the Company acquired the El Picacho Property located near its Las Chispas project. The Company paid $2.2 million (US$1.6 million) for 100% ownership in 11 mining concessions totaling approximately 7,060 hectares as well as $641,039 of government back taxes related to these concessions.

  On September 14, 2020, the Company appointed Tara Hassan as VP, Corporate Development. In connection with this appointment, the Company granted Ms. Hassan 100,000 stock options. The Company also granted 50,000 stock options to other recently hired employees. These stock options have an exercise price of $12.53 per share and expire five years from the grant date. These options vest over a three-year period with 33% vesting after each of one year, two years, and three years after the grant date, respectively.

Subsequent events

Corporate developments after September 30, 2020 include:

  Issuance of 120,000 common shares upon the exercise of stock options at exercise prices ranging from $1.84 per share to $8.21 per share for gross proceeds of $388,700.

  Cash and cash equivalents balance as of October 31, 2020, was $184.0 million (US$138.2 million equivalent).

3.  SUMMARY OF QUARTERLY RESULTS

The following table sets out information, derived from the Company's unaudited condensed consolidated interim financial statements, for each of the eight most recently completed financial quarters:

	Q3	Q2	Q1	Q4
	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019
Comprehensive loss for the period	(23,705)	(17,056)	(16,655)	(20,865)
Loss per share - basic and diluted	(0.18)	(0.14)	(0.15)	(0.23)

	Q3	Q2	Q1	Q4
	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018
Comprehensive loss for the period	(14,848)	(14,063)	(9,474)	(5,522)
Loss per share - basic and diluted	(0.17)	(0.16)	(0.11)	(0.07)

Comprehensive losses include exploration and evaluation expenditures at the Las Chispas project, which increased significantly during 2019 and 2020 due to increased exploration, the commencement of underground work, and costs relating to technical studies such as the 2019 PEA and the ongoing feasibility study. A reduction in exploration and evaluation expenditures during Q1 and Q2, 2020, related to the COVID-19 pandemic, resulted in a decrease in comprehensive loss compared to Q4, 2019. Exploration and evaluation expenditures increased during Q3, 2020 as the Company increased work at the Las Chispas project under strict COVID-19 protocols. In addition, during and after Q2, 2019, comprehensive losses included significant share-based compensation expenses recorded on the vesting of stock options and the added costs associated with the Company's graduation to the Toronto Stock Exchange ("TSX") in August 2019 . The increase in comprehensive loss in Q1, 2019 compared to Q4, 2018, was a result of foreign exchange loss and share-based compensation on the vesting of stock options.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2020	TSX: SIL | NYSE American: SILV

4.  RESULTS OF OPERATIONS

During the three and nine months ended September 30, 2020, comprehensive losses were $23.7 million and $57.4 million, respectively, compared to $14.8 million and $38.4 million for the three and nine months ended September 30, 2019. The significant variations between these periods included the following:

	Three Months Ending			Nine Months Ending
	September 30,			September 30,
	2020	2019	Variance	2020	2019	Variance	Variance Explanation
Exploration and evaluation expenditures	18,962	12,521	6,441	49,113	31,329	17,784

Increased exploration and evaluation activity at the Las Chispas project since Q3, 2019 including additional drill rigs and increased work on the decline construction and underground development. Also increased costs towards completing the Feasability Study. See below for further detail.

Foreign exchange loss	3,622	231	3,391	4,010	1,268	2,742

During 2020, the Company held a significantly larger amount of US dollar cash and cash equivalents which saw a depreciation relative to the Canadian dollar during both Q2 and Q3, 2020. During 2020, the Company had significantly larger value-added taxes receivable in Mexico that are denominated in Mexican pesos which saw a depreciation relative to the Canadain dollar during 2020. The Company also had significantly greater foreign currency denominated payables at September 30, 2020 compared to September 30, 2019.  As at September 30, 2020, the Company is primarily exposed to foreign currency risks through holding US dollar cash and cash equivalents of $160,248 (September 30, 2019 - $16,147) and Mexican peso cash and cash equivalents of $490 (September 30, 2019 - $432) both presented in Canadian dollar equivalents.

Share-based compensation	308	1,107	(799)	1,618	3,071	(1,453)

The Company granted fewer stock options during 2020 as opposed to 2019, which led to fewer options vesting during 2020 as compared to 2019. Additionally, stock options granted during Q4, 2019 vest over a three year period while options granted during Q4, 2018 vested over a one year period.

Interest income	(597)	(208)	(389)	(1,735)	(754)	(981)	Held a greater amount of interest-bearing cash and cash equivalents.
Remuneration	565	508	57	1,859	1,395	464	Higher head-count compared to 2019 and increased compensation packages as a result of performance reviews in Q4, 2019.
Professional fees	277	141	136	972	559	413

Increased legal and accounting fees for the incomplete March 2020 prospectus offering; increased consulting fees to enhance company wide IT services and programs; and increased accounting and tax services to assist with ongoing continuous disclosure filings and project tax work.

Marketing	215	243	(28)	378	720	(342)	Decreased travel activities related to personnel attending trade and road shows. The COVID-19 outbreak during March 2020 decreased marketing activities such as investor and analyst site tours.
General and administration	303	317	(14)	1,029	702	327

Given the large increase in Company activity, there was an increase in associated general and administrative costs during 2020 such as insurance as well as an increase in regulatory costs associated with graduating to the TSX from the TSX Venture Exchange during Q3, 2019.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2020	TSX: SIL | NYSE American: SILV

During the three and nine months ended September 30, 2020, exploration and evaluation expenditures were $19.0 million and $49.1 million respectively, compared to $12.5 million and $31.3 million for the three and nine months ended September 30, 2019. The significant variations between these periods included the following:

Exploration and evaluation expenditures	Three Months Ending			Nine Months Ending
	September 30,			September 30,
	2020	2019	Variance	2020	2019	Variance	Variance Explanation
Decline construction and underground workings	6,360	2,644	3,716	13,881	6,339	7,542

The Company started the construction of an exploration decline during Q1, 2019, and the amount of work on the decline has continued to increase since inception. Recent work includes drifting along the vein, rehabilitating the Babicanora Central adit, and building related underground infrastructure.

Technical consulting services and studies	3,120	519	2,601	6,566	1,783	4,783	Since Q1, 2019, the Company completed the PEA and began work on the Feasibilty Study. As a result, it engaged a number of technical consultants.
Field and administrative costs	1,631	629	1,002	3,678	1,097	2,581

Given the large increase in activity at Las Chispas since Q1, 2019, there was an increase in associated administrative costs as well as an increase in the amount of supplies and other consumeables used at site.

Salaries and remuneration	1,413	1,132	281	3,963	2,257	1,706	Due to the significant increase in activity at Las Chispas, the Company underwent a large workforce increase since Q1, 2019.
Drilling	5,672	6,506	(834)	17,980	16,910	1,070

Since Q1, 2019, the Company has greatly increased the number of drill rigs active at site to ensure a sufficient number of in-fill drill holes were completed to target the conversion of inferred to measured and indicated resources. A large number of expansion holes were also drilled and the total number of metres completed during Q1, 2020 was 76,000 metres (Q1, 2019 - 29,000 metres). Q2, 2020 had a reduction in drilling compared to Q2, 2019, related to the COVID-19 pandemic. Q3, 2020 had a reduction in drilling compared to Q3, 2019 due to operating under COVID-19 protocols and increased work related to the ongoing Feasability Study.  Total metres drilled during the nine months ended September 30, 2020, was approximately 146,000 (nine months ended September 30, 2019 - 126,000) metres.

Share-based compensation	305	301	4	1,297	1,104	193	A greater portion of share-based compensation was allocated to exploration and evaluation expenditures during 2020 as more personnel were engaged in work on the project.
Depreciation	64	28	36	203	72	131	Due to new additions of property and equipment during 2020 at the Las Chispas Project.
Assays	298	711	(413)	1,406	1,526	(120)

As the Company drilled significantly fewer exploration holes during Q2, 2020 due to COVID-19, a much smaller number of core samples were sent for assaying. 2020 assays includes $213,409 (Q3, 2020 - $43,081) of operational assays related to the decline and underground workings.

The Company currently has no proven or probable reserves and, based on information to date, has not yet determined whether its Las Chispas project contains economically recoverable ore reserves. Consequently, the Company considers itself to be an exploration stage company and has expensed all costs related to decline construction and underground workings.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2020	TSX: SIL | NYSE American: SILV

5.  LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company has financed its operations to date through the issuance of common shares. The Company currently has no operations from which to derive revenues.

Assets

At September 30, 2020, the Company held $188.3 million (December 31, 2019 - $110.4 million) as cash and cash equivalents. The primary factors that contributed to the increase in cash and cash equivalents from December 31, 2019 to September 30, 2020 include:

  $142.8 million (first nine months of 2019 - $30.8 million) generated by financing activities, primarily from the completion of the April 2020 private placement, two private placements with SSR Mining, and the exercise of options. See "2. Highlights - Corporate Update"; offset by
  $57.9 million (first nine months of 2019 - $31.0 million) used in operating activities (see "4. Results of Operations").

The amounts receivable balance of $784,788 (December 31, 2019 - $617,873) as of September 30, 2020, consisted primarily of $12,973 (December 31, 2019 - $36,428) due from Goldsource Mines Inc. ("Goldsource", see "8. Related Party Transactions"), interest receivable of $590,489 (December 31, 2019 - $216,504) and $174,078 (December 31, 2019 - $341,294) due from other related parties.

Value-added taxes receivable increased to $12.0 million (December 31, 2019 - $8.0 million) as of September 30, 2020, which consisted of value-added taxes ("IVA") in Mexico of $11.6 million (December 31, 2019 - $7.9 million) and goods and services taxes in Canada of $407,532 (December 31, 2019 - $101,972) that the Company has paid and is due to be refunded. The Company believes the balance is fully recoverable and has not provided an allowance. As the Company is uncertain of the timing of the recovery of IVA, it has recorded this receivable as non-current.

Property and equipment increased to $6.1 million (December 31, 2019 - $2.8 million) primarily due to construction in progress costs associated with the construction of buildings and equipment and the purchase of buildings and vehicles for use at Las Chispas.

Liabilities

As at September 30, 2020, accounts payable and accrued liabilities amounted to $6.3 million (December 31, 2019 - $5.0 million), which relates to various contractual obligations in the normal course of business. In addition, at September 30, 2020, lease liabilities amounted to $429,807 (December 31, 2019 - $532,348).

Liquidity outlook and risks

While the Company currently has no source of revenue, management believes its cash and cash equivalents of $188.3 million (as of September 30, 2020), will be sufficient to fund its exploration activities and general working capital for the next 12 months. At October 31, 2020, the Company had cash and cash equivalents of $184.0 million, of which $156.5 million (US$117.5 million) was in U.S. dollars. The Company's financial success is dependent on its ability to discover economically viable mineral deposits. To advance beyond the currently planned underground and surface exploration programs at Las Chispas, the Company may require additional financing, which is subject to several factors, including the impact of COVID-19, many of which are beyond the Company's control. There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing, and industry conditions.

Commitments

The Company leases its head office under a non-cancellable lease expiring within five years. On expiry, the terms of the new lease agreement are expected to be renegotiated. The Company also leases equipment and has one other lease which is considered a low value lease and as such is included in the consolidated statement of comprehensive loss and not the consolidated statement of financial position. Commitments for minimum lease payments in relation to non-cancellable leases are payable as follows:

Lease liabilities	September 30, 2020	December 31, 2019
Lease liabilities	$430	$532
Less: current portion	(176)	(176)
Long-term portion	$254	$356

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2020	TSX: SIL | NYSE American: SILV

Undiscounted lease payments	September 30, 2020
Not later than 1 year	$184
Later than 1 year and not later than 5 years	304
$488

Changes to the Company's lease liabilities were as follows:

	Nine months ended	Year ended
	September 30, 2020	December 31, 2019
Opening balance	$532	$-
Lease liability due to initial application of IFRS 16	-	645
New leases	-	10
Interest expense	36	58
Interest paid	(36)	(58)
Payment of principal portion of lease liabilities	(102)	(123)
Balance, end of period (year)	$430	$532

As at September 30, 2020, the Company has incurred $3.2 million of construction in progress costs. At September 30, 2020, the Company had committed to an additional $1.3 million of costs related to construction in progress.

6.  FINANCINGS & USE OF PROCEEDS

August 2019 Financing

On August 15, 2019, the Company completed a short-form prospectus offering of 4,326,300 common shares at a price of $5.85 per common share for gross proceeds of $25.3 million ($23.7 million net proceeds).

The following table compares the estimated and actual use of net proceeds from the August 2019 Prospectus Offering (other than working capital*) to September 30, 2020:

Description of expenditure	Estimated cost	Estimated cost	Actual and accrued expenditures to September 30, 2020	Actual and accrued expenditures to September 30, 2020
	(Cdn.$)(1)	(U.S.$)	(Cdn.$)(2)	(U.S.$)
Feasibility study	4,639	3,500	4,710	3,500
In-fill and expansion drilling	5,301	4,000	5,383	4,000
Underground exploration and development	5,964	4,500	6,056	4,500
Permitting and water rights	1,325	1,000	414	308

(1) Based on the exchange rate of U.S.$1.00 = $1.3253 as at August 6, 2019 used in the prospectus for the August 2019 Prospectus Offering.

(2) Expenditures were made or accrued in U.S. dollars. Based on the exchange rate of U.S.$1.00 = $1.3457, the average rate from October 1, 2019 to September 30, 2020.

December 18, 2019 Financing

On December 18, 2019, the Company completed a short form prospectus offering for gross proceeds of $92.1 million ($86.8 million net proceeds).

The following table compares the estimated and actual use of net proceeds from the December 2019 Prospectus Offering (other than working capital) to September 30, 2020:

___________________________________________
* Working capital is a non-IFRS measure widely used in the mining industry and which the Company defines as current assets less current liabilities, as reported in the condensed consolidated interim statements of financial position. In the context of use of proceeds, it relates to the maintenance of sufficient current asset balances to settle current liabilities, as they come due in the normal course of business.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2020	TSX: SIL | NYSE American: SILV

Description of expenditure	Estimated cost	Estimated cost	Actual and accrued expenditures to September 30, 2020	Actual and accrued expenditures to September 30, 2020
	(Cdn.$)(1)	(U.S.$)	(Cdn.$)(2)	(U.S.$)
For Las Chispas Property
Exploration infill and expansion drilling	30,000	22,671	22,657	16,837
Underground exploration and development	30,000	22,671	13,873	10,309
Surface infrastructure, permitting and development work	3,000	2,267	3,051	2,267
Road construction and access	1,000	756	-	-
Geophysics, environmental and sustainability	1,000	756	-	-
Prospective local property acquisitions and related exploration work	4,000	3,023	2,887	2,145

(1) Based on the exchange rate of U.S.$1.00 = $1.3233 as at December 10, 2019 used in the prospectus for the December 2019 Prospectus Offering.

(2) Expenditures were made or accrued in U.S. dollars. Based on the exchange rate of U.S.$1.00 = $1.3457, the average rate from October 1, 2019 to September 30, 2020.

January 10, 2020 Financing

On January 10, 2020, the Company completed a private placement with SSR Mining of 1,819,074 common shares at a price of $7.28 per common share for gross proceeds of $13.2 million. SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018. SSR Mining subsequently sold these shares reducing their ownership interest below 9.9% (refer to "2. Highlights - Corporate update"). The Company incurred $216,381 of related capital stock issue costs. The Company intends to use these proceeds for continued exploration and future development of Las Chispas, and for general working capital and administrative purposes.

April 17, 2020 Financing

On April 17, 2020, the Company completed a private placement of 13,465,001 common shares at a price of $7.50 per common share for gross proceeds of $101.0 million. The Company incurred $1.5 million of related capital stock issuance costs. The Company intends to use these proceeds for continued exploration and future development of Las Chispas, and for general working capital and administrative purposes.

April 24, 2020 Financing

On April 24, 2020, the Company completed a private placement with SSR Mining of 3,597,291 common shares at a price of $7.50 per common share for gross proceeds of $27.1 million. SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018. SSR Mining subsequently sold these shares. The Company incurred $314,282 of related capital stock issue costs. The Company intends to use these proceeds for continued exploration and future development of Las Chispas, and for general working capital and administrative purposes.

7.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and lease liabilities. The carrying value of amounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short periods until settlement. The Company's accounts payable and accrued liabilities (related to deferred share units) are measured using level 1 inputs. The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, foreign currency risk, credit risk, and interest rate risk. As at September 30, 2020, the Company held $160.2 million (US$120.1 million) (December 31, 2019 - $14.5 million (US$11.2 million)) of US Dollar denominated cash and cash equivalents. At September 30, 2020, a 1% increase (decrease) in the value of the US Dollar would result in a $1.6 million decrease (increase) in the Company's net loss for the period. For further details on these risks, please refer to note 11 of the audited consolidated financial statements for the year ended December 31, 2019. Where material, these risks are reviewed and monitored by the Board of Directors.

8.  RELATED PARTY TRANSACTIONS

Professional fees

During the nine months ended September 30, 2020, the Company paid or accrued professional fees of $366,837 (September 30, 2019 - $135,522) and capital stock issuance costs of $151,377 (September 30, 2019 - $128,792), to Koffman Kalef LLP, a law firm of which the Company's Corporate Secretary is a partner. As at September 30, 2020, $10,335 (December 31, 2019 - $128,821) was payable to Koffman Kalef LLP.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2020	TSX: SIL | NYSE American: SILV

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows:

	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019
Management fees(1)	$307	$252
Management remuneration(2)	658	525
Director fees	167	126
Share-based compensation(3)	1,716	3,240
	$2,848	$4,143

(1) Total management fees and short-term benefits of $307,075 (September 30, 2019 - $251,622) were paid to Maverick Mining Consultants Ltd., a company controlled by the CEO, of which $157,075 (September 30, 2019 - $Nil) was recorded as exploration and evaluation expenditures.

(2) Remuneration and short-term benefits were paid to the President, CFO, and COO, of which $246,489 (September 30, 2019 - $178,673) was recorded as exploration and evaluation expenditures.

(3) Share-based compensation is the vested portion of the fair value at the grant date of stock options awarded to key management personnel. During the nine months ended September 30, 2020, the Company recorded share-based compensation of $962,767 (September 30, 2019 - $1,562,078) for the vested portion of options granted to the CEO, CFO, and COO of which $521,499 (September 30, 2019 - $640,857) was recorded as exploration and evaluation expenditures and $441,268 (September 30, 2019 - $921,221) was recorded as share-based compensation in the statement of loss and comprehensive loss.

Other transactions

During the nine months ended September 30, 2020, the Company:

  Paid remuneration of $120,347 (September 30, 2019 - $76,037) to Nathan Fier (an employee providing technical services who is an immediate family member of the CEO), of which $114,330 (September 30, 2019 - $53,758) was recorded as exploration and evaluation expenditures and $6,017 (September 30, 2019 - $22,278) was expensed as remuneration. The Company also recorded share-based compensation of $98,720 (September 30, 2019 - $74,489) for the vested portion of stock options granted to this employee, of which $93,784 (September 30, 2019 - $53,758) was recorded as exploration and evaluation expenditures and $4,936 (September 30, 2019 - $20,436) was expensed as share-based compensation; and
  Recorded loans receivable at September 30, 2020 of $171,202 (December 31, 2019 - $341,294) due from the Company's President and COO. The loans accrue interest at a rate of 2% per annum and are due at December 31, 2020.

The Company has an allocation of costs agreement with Goldsource, a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other expenses. During the nine months ended September 30, 2020, the Company allocated to Goldsource $107,345 (September 30, 2019 - $180,582) for its share of these expenses, of which $12,973 (December 31, 2019 - $36,428) was receivable from Goldsource at September 30, 2020. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days.

9.  OUTSTANDING SHARE CAPITAL

As of November 10, 2020, the Company had the following common shares, share purchase warrants and options issued and outstanding:

Issued & Outstanding Shares:			129,234,631
	$ per share	Expiry
Warrants:	$4.03	Jan 11, 2021	50,000
Options:	$1.84 - $12.53	Dec 9, 2021 - Sep 14, 2025	6,001,500
Fully Diluted			135,286,131

10.  OFF-BALANCE SHEET ARRANGEMENTS

As at September 30, 2020, the Company had no off-balance sheet arrangements.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2020	TSX: SIL | NYSE American: SILV

11.  PROPOSED TRANSACTION

As at September 30, 2020, and the date hereof, the Company had no disclosable proposed transaction. It is the Company's policy not to disclose transactions until they are fully executed.

12.  CHANGES IN ACCOUNTING POLICIES

There were no changes in the Company's accounting policies during the nine months ended September 30, 2020.

13.  RISK FACTORS

Besides the risks discussed elsewhere in this MD&A, there are other risks and uncertainties that have affected the Company's financial statements or that may affect them in the future. See "Risk Factors" in the Company's Annual MD&A for the year ended December 31, 2019 for other risks affecting or that could potentially affect the Company. Important risk factors to consider, among others, are:

  Activities of the Company may be financially impacted by the COVID-19 pandemic
  No history of operations or earnings
  No revenue from operations; requirement for additional capital and financing risks
  Possibility of an unfavorable feasibility study related to the Las Chispas Project
  Development plans and cost estimates for Las Chispas may vary or not be achieved.

14.  CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year. These judgments and estimates are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in note 4 to the audited consolidated financial statements and the Company's Annual MD&A for the year ended December 31, 2019. Management has made the following critical estimates:

Share-based payments

The Company uses the Black-Scholes model to value share-based payments. The option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because the subjective input assumptions can materially affect the calculated fair value, such value is subject to measurement uncertainty.

Income taxes

Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, the measurement of income tax expense, and indirect taxes. A number of these estimates require management to make estimates of future taxable profit, and if actual results are significantly different than estimates, the ability to realize the deferred tax assets, if any, recorded on the statement of financial position could be impacted. The Company is subject to assessments by tax authorities who may interpret tax law differently. These factors may affect the final amount or the timing of tax payments.

Collectability and Classification of IVA Recoverable

IVA recoverable is collectible from the government of Mexico. The collection of IVA is subject to risk due to the complex application and collection process and therefore, risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification as a current or non-current asset associated with IVA recoverable.

15.  DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the CEO and the CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company's certifying officers. The Company's CEO and CFO believe that the Company's disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. Management regularly reviews the Company's disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

SILVERCREST METALS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
QUARTER ENDED SEPTEMBER 30, 2020	TSX: SIL | NYSE American: SILV

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. During 2018, the Company adopted the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") internal control framework (2013) to design internal controls over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

As of March 2020, most of the Company's employees began working remotely from home due to Company COVID-19 protocols. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. The Company also completed the implementation of its new Enterprise Resource Planning ("ERP") system during Q2, 2020 in one of its subsidiaries. The implementation of that ERP system is expected to, among other things, improve user access security and automate a number of accounting, back office and reporting processes and activities, thereby decreasing the amount of manual processes previously required. Except for the implementation of the new ERP system and changes required by the current environment, there have been no significant changes in the Company's internal control over financial reporting during the nine months ended September 30, 2020, that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.